July 19, 2023

Mr. Raymond Be

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Touchstone ETF Trust (the "Trust") (File No. 333-272648) Registration Statement on Form N-14

Dear Mr. Be:

On behalf of the Trust, below are responses to oral comments provided by Mr. Be of the disclosure staff of the Securities and Exchange commission (the "Staff") on July 13, 2023 regarding the registration statement on Form N-14 (the "Registration Statement") relating to the registration of shares of Touchstone Dynamic International ETF, a new series of the Trust (the "Acquiring ETF"), in connection with the reorganization of Touchstone Dynamic Allocation Fund (the "Target Fund" and, together with the Acquiring ETF, the "Funds"), a series of Touchstone Strategic Trust, with and into the Acquiring ETF (the "Reorganization"). The Registration Statement was filed with the SEC on June 14, 2023, accession no. 0001683863-23- 005066.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust's response. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

General Comment

It appears that the Acquiring ETF will change its strategy from: (1) being a fund-of-funds to a fund that directly invests in equity securities, (2) investing with an expected allocation of 60% in equity and 40% in debt to investing 100% in equity securities, and (3) having no geographic focus to having a focus on foreign securities. In addition, it appears that the base management fee will be increasing. Please discuss these changes and all other significant differences predominantly in the prospectus.

Letter to Shareholders

1.In "Letter to Shareholders" the Staff notes that the Trust discloses that "[y]our Target Fund shares, like all mutual fund shares, are purchased and redeemed at net asset value, so you did not experience such pricing variances when buying and selling Target Fund shares." Please briefly clarify that if Shareholders approve the Reorganization, that statement will no longer be correct.

Response: The Trust will add this clarification, as requested.

2.In "Letter to Shareholders" the Staff notes that the Trust discloses ""if you hold your Target Fund shares through a direct individual retirement account " or a Coverdell Education Savings account " held with the Target Fund at the time of the Reorganization your Target Fund shares will exchanged for an equivalent share class of the Touchstone Ultra Short Duration Fixed Income Fund and such exchange will not be a tax-reportable event." Supplementally, please explain the legal basis for making such an exchange.

Response: Supplementally, the Trust notes that these types of accounts (IRAs and CESAs) are governed by a custodial agreement between the account owner and the account custodian. In this instance, absent instructions from the account owner, the custodial agreement gives the custodian broad authority in the event that any asset or property held in the custodial account is redeemed, liquidated, matured or is otherwise converted to cash or other property (an "Event" for these purposes), including the authority to use the proceeds of any such Event to purchase shares of a money market fund or any other asset or property, or to take any other reasonable course of action. The Trust notes, supplementally for the information of the Staff, that Touchstone is not the account custodian and that there is a third party custodian for these types of accounts.

3.  In "Letter to Shareholders" the Staff notes that the Trust discloses that "[t]he Funds have the same investment goal and similar principal investment strategies, subject to certain differences described in the enclosed Proxy Statement/Prospectus." Please discuss these differences more prominently.

Response: The Trust will add this discussion, as requested.

Q&A

4.In the answer section of the second question in "Questions & Answers," the Staff notes that the Trust discloses that "[a]fter the Reorganization, you will still be invested in an open-end fund with the same investment goal, similar investment strategies and investment restrictions..." Please discuss in more detail the similarities and differences in investment strategies.

Response: The Trust will add this discussion, as requested.

5.In "Questions & Answers" under "What will happen to my existing shares?" the Staff notes that the Trust discloses that the Target Fund will conduct a reverse stock split at a ratio of approximately of 2- for-1 to 3-for-1. Please confirm or clarify this sentence.

Response: The Trust will make a minor clarification to the language to make it more clear that the shareholder will receive fewer shares as a result of the reverse stock split. In addition, the Trust highlights the inclusion of the "old to new" disclosure, which clarifies that the shareholder will receive fewer shares.

6.The Trust references an increase in the advisory and sub-advisory fees. Please explain why these fees will be increasing for the Acquiring ETF.

Response: Supplementally, the Trust notes that the Target Fund is a fund-of-funds, while the Acquiring ETF invests directly in equity securities. The Trust notes that funds-of-funds may have lower advisory and sub-advisory fees in part because of (1) the more limited universe in which they can invest and (2) the fact that these funds are generally less intensive to manage (i.e., portfolio managers are not making direct investments in securities, which generally requires more research and more stock selection effort, and instead the managers of the underlying funds determine the direct investments of such underlying funds). For example, the Target Fund in this instance may only invest in underlying funds within the Touchstone fund complex (with certain limited exceptions), whereas the Acquiring ETF may invest in a significantly larger universe of foreign equity securities. A larger investment universe can indicate a more complex strategy and/or additional research and stock selection effort that must occur before choosing a direct investment, and such effort would require a higher advisory/sub-advisory fee for the Acquiring ETF. In addition, a fund-of-funds must pay certain expenses of the underlying funds in which it invests, which are not a part of the advisory/sub-advisory fee of a fund-of-funds. These additional fees are typically "Acquired Fund Fees and Expenses," and are layered on top of the advisory fee. A significant portion of the Target Fund's net expense ratio is attributed to the expenses of its underlying funds. The Acquiring ETF does not expect to incur such fees.

7.In "Questions & Answers" under "How do the fees and expenses of the Funds compare?" consider providing an abbreviated table or other comparison to better illustrate the differences in fees.

Response: The Trust has provided an abbreviated table and related disclosure, as requested.

8.In "Questions & Answers" under "How do the fees and expenses of the Funds compare?" the Staff notes that the Trust discloses that "the Acquiring ETF will have lower expenses than the Target Fund's Class Y shares relative to the Funds' respective Morningstar categories." Please briefly clarify and explain the meaning of this statement.

Response: Upon further review, the Trust does not believe that this statement is needed and has removed it.

9.In "Questions & Answers" under "How do the Funds' investment goals and principal investment strategies compare?" there appear to be significant differences in the investment strategies of the Funds. Please highlight these differences prominently.

Response: The Trust will highlight these differences more prominently, as requested.

Combined Proxy Statement and Prospectus ("Proxy/Prospectus")

10.Under the heading "How do the Funds' performance records compare?" the Staff notes that the Trust discloses that the "Target Fund is managed by a different sub-adviser using different investment strategies than the Acquiring Fund." Please ensure that the Registration Statement disclosures regarding the strategies are consistent and clear throughout as the Staff notes that in other sections of the Registration Statement the Trust discloses that the strategies are "significantly" similar.

Response: The Trust will ensure that differences in the strategy are discussed consistently throughout the Registration Statement.

11.Under the heading "How do the Funds' performance records compare?" the Staff notes that the Trust discloses that "[t]he bar chart and performance table " illustrate some indication of the risks and volatility of investing in the Acquiring ETF by showing changes in Target Fund performance"". Given the change in strategy, please explain the context of this disclosure.

Response: The Trust will update this disclosure to state that "[t]he bar chart and performance table

...illustrate some indication of the risks and volatility of investing in the Target Fund by showing changes in Target Fund performance... ." In addition the Trust notes that the paragraph immediately above states that "[t]he performance shown below would have differed if Los Angeles Capital had managed the Target Fund pursuant to the Fund's current strategies prior to the Reorganization."

12.Under the heading "What will be the primary federal income tax consequences of the Reorganization?" please clarify whether this section relates to the tax consequences for the Funds or Shareholders and discuss both.

Response: The Trust notes that this section is intended to summarize the primary federal income tax consequences of the Reorganization for the Funds and shareholders, and that a more fulsome discussion is included in the section of the Proxy Statement/Prospectus titled "Information About the Reorganization—Material Federal Income Tax Consequences." The Trust has made a clarifying edit to the summary to note that the section applies to both the Funds and their shareholders. The Trust notes the inclusion of the following sentences, which relate to both the Funds and shareholders: "The Reorganization is expected to qualify as a tax-free reorganization for federal income tax purposes for the Funds and their respective shareholders. If the Reorganization so qualifies, then generally no gain or loss will be recognized for federal income tax purposes by the Funds or their respective shareholders as a direct result of the Reorganization."

13.Under the heading "Will there be any repositioning costs?" the Staff notes that the chronological discussion places the non-material information first. Please reorder the discussion so that the answer to the question is directly answered initially.

Response: The Trust has reordered this information, as requested.

14.In the table under "Investment Goals and Principal Investment Strategies" please clearly highlight the key differences between the two Funds.

Response: The Trust has added a column titled "Key Differences" to the table and has highlighted the differences in the investment goals and principal investment strategies of the Target Fund and Acquiring ETF more clearly in this column.

15.Within the "Foreign Securities Risk" disclosure under "Principal Risks" please discuss that there may be differences between the last quoted value of a security on a closed foreign market and the value of such security during the Acquiring ETF's domestic trading day in instances where all or a portion of the Acquiring ETF's underlying securities trade in a market that is closed, while the market in which the Acquiring ETF's shares are listed and trading is open. In addition, please note that this in turn could lead to differences between the market price of the Acquiring ETF's shares and the underlying value of those shares.

Response: The Trust has added this disclosure, as requested.

16.Within the "Liquidity Risk" disclosure under "Principal Risks" please explain the context in which this risk is prevalent, for instance in stressed market conditions, the market for an exchange traded fund's ("ETF") shares may become less liquid in response to deteriorating liquidity in the market or the ETF's underlying portfolio holdings. Please also note that this adverse effect on liquidity for an ETF's shares in turn could lead to wider bid-ask spreads and differences between the market price of that ETF's shares and the underlying value of those shares.

Response: The Trust respectfully declines to make any edits as a result of this comment and notes that the Liquidity Risk is listed as a principal risk of the Target Fund only as the risk specifically relates to potential issues with the liquidity of the underlying funds in which the Target Fund invests. However, the Trust notes that the disclosures requested by the Staff related to the liquidity risk that shareholders may face in their investment in the Acquiring ETF are included in the ETF Risk, which is a principal risk of the Acquiring ETF.

17.In the first bullet under "What are the reasons for the Reorganization?" there appear to be significant differences in strategies, sub-advisers and fees. Please explain in detail the Board of Trustees of each Trust's consideration of these differences.

Response: The Trust has added a more detailed explanation of the Board's considerations, as requested.

18.Under the heading "Expense Limitation Agreement" the Trust discloses that "[f]ollowing the Reorganization, the Acquiring ETF will have a lower net expense ratio than each share class of the Target Fund. However, the Target Fund has a lower advisory and sub-advisory fee rates than the Acquiring ETF because it is structured as a fund-of-funds." Please explain briefly why the fund-of-funds structure correlates with such lower advisory rates.

Response: The Trust references the response to comment 6 above.

19.Under the heading "BUYING AND SELLING SHARES" the Staff notes that it is unclear which share classes are being converted and which shares are being created. Consider using captions or other explanations to better explain which shares investors will receive if the transaction is approved and which shares will be converted.

Response: The Trust has updated the captions to better explain which shares investors will receive at the Reorganization.

20.Under the heading "INFORMATION ON SHAREHOLDERS' RIGHTS" the Staff notes that the Trust discloses that "[t]he following is a summary of certain important provisions of the governing instruments and governing laws applicable to each Trust, but is not a complete description." The Staff notes that the disclosures in the Registration Statement must be materially complete and asks that the Trust delete this disclosure.

Response: The Trust has deleted this disclosure, as requested.

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If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth Whitford-Schultz

Meredyth A. Whitford-Schultz Senior Counsel

cc:Abigail Hemnes, Esq.Clair Pagnano, Esq.